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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of October 2004

        The following information filed with this Form 6-K is deemed to be incorporated by reference into each prospectus pursuant to which Celestica currently is offering any of its securities, to the extent not superseded by documents or reports subsequently filed or furnished:

  •
  Press Release, dated September 30, 2004, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits
99.1	Press Release, dated September 30, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: October 1, 2004
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1	Press Release, dated September 30, 2004

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SIGNATURES
EXHIBIT INDEX